UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 4, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 014, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1053518
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks 014, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on October 27, 2022, the Company and the 014 Segregated Portfolio of Masterworks Cayman, SPC sold the painting by Joan Mitchell (the “Painting”) for $7,400,000 in cash (the “Sale Price”) to a private collector (the “Buyer”), pursuant to an invoice and certain terms and conditions of sale (collectively, the “Terms and Conditions”). A copy of the Terms and Conditions is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on October 27, 2022.

On November 3, 2022, the parties consummated the transaction contemplated by the Terms and Conditions and title of the Painting passed to the Buyer. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of profit sharing interests represented by Class B ordinary shares, record holders of the Company’s Class A ordinary shares will receive a distribution in the amount of approximately $27.04 per Class A ordinary share. Once the Company completes the distribution, it will commence the process of winding up and dissolving in accordance with its Amended and Restated Operating Agreement.

Item 9. Other Events

On November 4, 2022, Masterworks Gallery, LLC, as sole initial member of the Company, entered into a Second Amended and Restated Limited Liability Company Operating Agreement of the Company, which amends and replaces that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated May 21, 2020 to reflect certain changes relating to the repurchase and redemption of Class A ordinary shares by the Company upon the Sale of the Painting (as defined therein). A copy of the Second Amended and Restated Limited Liability Company Operating Agreement of the Company is attached to this Form 1-U as Exhibit 2.1.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Form of Second Amended and Restated Limited Liability Company Operating Agreement
6.1	Masterworks Standard Terms and Conditions of Sale (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on October 27, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 014, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: November 4, 2022